Exhibit 14.1

LOGITECH INTERNATIONAL S.A.

REPORT ON CORPORATE GOVERNANCE

REPORT ON CORPORATE GOVERNANCE

Logitech believes that sound corporate governance principles are essential to an open and responsible corporation. The Company believes its corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose shares are traded both on the SWX Swiss Exchange and on the Nasdaq National Market, Logitech International S.A.’s commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech International S.A.’s internal guidelines regarding corporate governance are provided in its Articles of Incorporation, Organizational Regulations, and Board Committee Charters.

This report conforms with the requirements of the Corporate Governance Directive of the SWX Swiss Exchange that was released in July 2002 and includes certain corporate governance disclosures required by the U.S. Securities and Exchange Commission.

1.    Group Structure and Shareholders

1.1    Operational Group Structure

The Logitech Group (also referred to as “Logitech”) designs, develops, produces, and markets personal interface products. Logitech’s personal interface products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads and steering wheels; multimedia speakers; Internet video cameras; 3D motion controllers; and with its recent acquisition of Intrigue Technologies, advanced remote controls. Logitech is organized into four business units – Control Devices, Video, Interactive Entertainment and Audio – which develop products and bring them to market. These business units are responsible for product design and development, industrial design, technological innovation and overall product management. Logitech’s marketing and sales organization is responsible for selling the products brought to market by the business units, and is structured around two main sales channels, retail and original equipment manufacturers or OEM. The retail organization is responsible for sales to direct retail accounts, mass merchants and distributors while the OEM organization is responsible for sales to OEM customers. Logitech’s sales and marketing activities are also organized into three geographic regions: Americas (including North and South America and Australia), Europe-Middle-East-Africa, and Asia Pacific.

Since 1994, Logitech has had its own manufacturing operations in Suzhou, China, which currently produces approximately half of the Company’s products. The Company outsources the remaining production to contract manufacturers and original design manufacturers located in Asia, Hungary and Mexico. The Company’s other operations support the business units and marketing and sales organizations through management of distribution centers and the product supply chain, and the provision of technical support, customer relations and other services.

Logitech International S.A. (also referred to as the “Company”), the parent company of Logitech, is a joint stock company (société anonyme, Aktiengesellschaft) incorporated under the laws of Switzerland, with its registered office located in Apples, Switzerland. The Company’s registered shares are listed on the SWX Swiss Exchange (Ticker: LOGN; security number: 1260719; ISIN: CH0012607195). American Depositary Shares (“ADSs”) are listed on the Nasdaq National Market in the form of American Depositary Receipts (“ADRs”) (Ticker: LOGI; U.S. security number: 541419; ISIN: US5414191073). For information on Logitech’s holdings in its own shares, refer to section 1.2 below. As of March 31, 2004, Logitech’s market capitalization, based on outstanding registered shares of 47,901,655, amounted to CHF 2.75 billion ($2.17 billion).

Logitech (Jersey) Ltd., a wholly owned subsidiary of Logitech International S.A., with its registered office in St. Helier, Jersey, Channel Islands, is the issuer of 1% convertible bonds of CHF 170 million, convertible into registered shares of Logitech International S.A. (refer to section 2.7 below for more information on Logitech’s outstanding convertible bonds), which mature in 2006. The convertible bonds are listed on the SWX Swiss Exchange (Ticker: LOG01; security number: 1236784; ISIN: CH0012367840). As of March 31, 2004, the carrying amount of the convertible bonds was CHF 174.8 million ($137.0 million) and the fair value based on quoted market value was CHF 198.9 million ($155.9 million).

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech Group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Europe S.A., Logitech Far East, Ltd., Logitech, Inc., Suzhou Logitech Electronic Co. Ltd. and 3Dconnexion, Inc. and GmbH. For a list of Logitech subsidiaries, refer to the table on page CG-24. Except for Logitech (Jersey) Ltd., none of Logitech International S.A.’s subsidiaries has securities listed on a stock exchange.

1.2     Significant Shareholders

To the knowledge of the Company, the beneficial owners holding more than 5% of the voting rights of the Company as of March 31, 2004 were as follows:

Name	Number of Shares(2)	% of Voting Rights(3)	Relevant Date(4)
Daniel and Sylviane Borel (1)	3,067,000	6.4%	March 31, 2004
Logitech International S.A.	2,902,128	6.1%	March 31, 2004

The Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, or SESTA, requires shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland to notify the company and the Swiss Exchange of such holdings. Following receipt of this notification, the company is required to inform the public. From April 1, 2003 to March 31, 2004, the Company made the following announcements in compliance with these provisions:

Name	Registered Office / Address	Number of Shares(2)	% of Voting Rights(3)	Date of Publication in the Swiss Official Gazette of Commerce
Logitech International S.A.	Apples, Switzerland	2,399,730	5.01%	August 26, 2003
Logitech International S.A.	Apples, Switzerland	2,379,306	4.69%	May 6, 2003

(1)	Daniel and Sylviane Borel have not entered into any shareholders’ agreement.
(2)	Includes shares represented by ADRs. In compliance with Article 20 of SESTA and Article 13 of the Ordinance of the Swiss Federal Banking Commission on Stock Exchanges and Securities Trading of June 25, 1997, or SESTO-FBC, conversion and acquisition rights are not taken into consideration for the calculation of the relevant shareholdings, unless such rights entitle their holders to acquire, upon exercise, at least 5% of the Company’s voting rights.
(3)	In compliance with Article 19 paragraph 2 of SESTO-FBC, shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 47,901,655 voting rights as of March 31, 2004.
(4)	For the Company, Directors and Executive Officers, the relevant date is the last day of the fiscal year.

1.3    Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in the Company.

2.    Capital Structure

2.1    Share Capital

As of March 31, 2004, Logitech International S.A.’s nominal share capital was CHF 47,901,655 ($33.4 million), consisting of 47,901,655 registered shares with a par value of CHF 1 each.

An additional 10 million registered shares have been authorized for issuance by the shareholders. In addition, conditional share capital designated to cover employee and director option and stock purchase plan rights amounted to CHF 15,165,465 and conditional capital designated to cover conversion rights granted in connection with the issue of convertible bonds amounted to CHF 2,725,000. Refer to section 2.2 for more information on the Company’s authorized and conditional capital.

2.2     Details on the Company’s Authorized and Conditional Share Capital

Authorized share capital.    Pursuant to Article 27 of the Company’s Articles of Incorporation, the Board is authorized to increase the share capital of the Company by CHF 10,000,000 through the issuance of 10 million registered shares with a par value of CHF 1 each, to be fully paid-in. This authorization expires on June 27, 2004, and the Company is seeking approval from its shareholders at its June 2004 Annual General Meeting to renew this authorization for an additional two years. The Board of Directors may restrict the shareholders’ right to subscribe to the newly issued shares by preference, in particular if the shares are issued in connection with an acquisition or merger, the financing of an acquisition or merger, or the placement of shares on the international markets. The unexercised preferential subscription rights revert to the Company and may be used by the Board of Directors in the interest of the Company. The Board sets the price at which the shares will be issued, the manner in which the newly issued shares must be paid-in, and the conditions under which preferential subscription rights can be exercised.

First conditional share capital.    Pursuant to Article 28 of the Company’s Articles of Incorporation, the share capital of the Company may be increased by CHF 15,165,465 through the issuance of up to 15,165,465 registered shares with a par value of CHF 1 each. The purpose of this conditional share capital is to cover option rights granted or other equity rights that may be granted to employees, officers and directors of Logitech under the 1988 Stock Option Plan, the 1996 Stock Plan and the 1996 Employee Share Purchase Plan (refer to section 2.7 for information on Logitech’s stock purchase and stock option plans). The conditional share capital increase does not have an expiration date. The shareholders do not have the preferential right to subscribe to the newly issued shares.

Second conditional share capital.    Pursuant to Article 29 of the Company’s Articles of Incorporation, the share capital of the Company may be increased by CHF 2,725,000 through the issuance of up to 2,725,000 registered shares with a par value of CHF 1 each, to be fully paid-in. The purpose of this conditional share capital is to cover conversion rights granted in connection with the issue of Logitech’s convertible bonds. The conditional share capital increase does not have an expiration date. The shareholders do not have the preferential right to subscribe to the newly issued shares. The Board may restrict the shareholders’ right to subscribe for newly issued convertible bonds by preference if the issuance is made to finance or refinance an acquisition. To the extent that the shareholders do not have the preferential subscription right for the convertible bonds, (1) the bonds must be placed with the public at market conditions, (2) conversion rights may not be exercisable more than five years following issuance of the bonds, and (3) the conversion price for the new shares must at least correspond to the market conditions prevailing at the time of issuance of the bonds. Refer to section 2.7 for information regarding the conversion rights of the convertible bonds.

2.3    Changes in the Company’s Shareholders’ Equity

As of March 31, 2004, 2003, 2002 and 2001, balances in shareholders’ equity of Logitech International S.A., based on the parent company’s Swiss Statutory Financial Statements, were as follows (in thousands of Swiss francs):

	As of March 31,
	2004	2003	2002	2001
Share capital	CHF 47,902	CHF 47,902	CHF 47,902	CHF 44,419
Legal reserves:
General reserve	66,319	87,597	151,468	142,474
Reserve for treasury shares	136,590	115,313	28,515	5,967
Unappropriated retained earnings	256,964	141,036	140,688	108,147

Total shareholders’ equity	CHF 507,775	CHF 391,848	CHF 368,573	CHF 301,700

For information on changes in Logitech’s consolidated shareholders’ equity during the fiscal years ended March 31, 2004, 2003 and 2002, refer to the Consolidated Statement of Changes in Shareholders’ Equity on page F-6.

During the years ended March 31, 2004, 2003 and 2002, the Company repurchased shares under buyback programs authorized by the Board of Directors as follows (in thousands):

Date of Announcement	Approved Buyback Amount	Equivalent USD Amount (1)	Expiration Date	Amount Repurchased During Year Ended March 31,
				Program to Date		2004		2003		2002
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
October 2003	CHF 40,000	$32,090	March 2004	665	$32,090	665	$32,090	—	$—	—	$—
February 2003	CHF 75,000	$54,728	September 2003	1,772	$54,728	1,534	$47,072	238	$7,656	—	$—
July 2002	CHF 75,000	$52,414	March 2003	1,510	$52,414	—	$—	1,510	$52,414	—	$—
June 2002	CHF 6,000	$3,752	June 2002	88	$3,752	—	$—	88	$3,752	—	$—
August 2001	CHF 25,000	$15,043	October 2001	629	$15,043	—	$—	—	$—	629	$15,043

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

On April 15, 2004, the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Purchases under the program will be conducted so that the Company’s total holdings of its own shares do not exceed 10 % of its share capital. The program expires at the Company’s 2006 Annual General Meeting.

2.4    Share Categories

Registered Shares.    Logitech International S.A. has only one category of shares – registered shares with a par value of CHF 1 per share. Each of the 47,901,655 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving thereof (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting’s agenda). Refer to section 6 for an outline of participation rights of the Company’s shareholders. Refer to section 1.1 and “Logitech ADRs” below for information on Logitech’s ADR program.

Each registered share entitles its owner to declared dividends, even if the owner is not registered in the share register of the Company. Under Swiss law, the Company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Although Logitech has paid dividends in the past, the Board of Directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of Logitech’s business.

Unless this right is restricted in compliance with Swiss company law and the Company’s Articles of Incorporation, shareholders have the right to subscribe by preference for newly issued shares. Refer to section 2.2 for a description of the provisions of the Company’s Articles of Incorporation relating to the restriction of the shareholders’ preferential subscription rights.

The Company has not issued non-voting shares (“bons de participation,” “Partizipationsscheine”).

Logitech ADRs.    Through an arrangement with The Bank of New York, as depositary, Logitech American Depository Receipts, or ADRs, trade on the Nasdaq National Market. Each ADR represents one Logitech registered share. The ADRs are issued by The Bank of New York pursuant to a Deposit Agreement, dated March 27, 1997, as amended, between Logitech, The Bank of New York, as depositary, and owners and beneficial owners of ADS. The Deposit Agreement governs the rights of holders of Logitech ADRs and has the effect of giving holders of ADRs the same economic and voting interest in Logitech as if they were a holder of Logitech registered shares, rather than Logitech ADRs. However, because The Bank of New York actually owns the Logitech registered shares underlying the Logitech ADRs, ADR holders must rely on The Bank of New York to exercise the rights of a shareholder by instructing the depositary in writing the manner in which they wish to vote or exercise their rights as shareholders. The depositary, subject to Swiss laws and the Company’s Articles of Incorporation, is required to vote or exercise such rights as instructed. As of March 31, 2004, according to the records of The Bank of New York, approximately 4,679,761 ADRs were outstanding in the United States. At that date, the number of individual ADR holders of record with The Bank of New York was approximately 4,880.

2.5    Bonus Certificates

The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (“bonus certificates,” “bons de jouissance,” “Genussscheine”).

2.6    Limitations on Transferability and Nominee Registration

The Company maintains a share register that lists the names of the registered owners and beneficiaries of the shares. Registration in the Company’s share register occurs upon request and is not subject to any condition. Shareholders can be entered into the share register with voting rights even if they are holding their shares for the account of a third party (nominee registration).

Refer to section 6.1 for the conditions of exercise of the shareholders’ voting rights.

2.7    Conversion and Option Rights

Conversion Rights.    In June 2001, Logitech issued through its wholly owned subsidiary Logitech (Jersey) Ltd. CHF 170,000,000 ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds that mature in 2006. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into registered shares of Logitech International S.A. at the conversion price of CHF 62.4 ($48.9 based on exchange rates at March 31, 2004) per share. The Company may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days or if 95% of the bonds have been converted. Logitech shareholders were not given the preferential right to subscribe to the convertible bonds. The convertible bonds are listed on the SWX Swiss Exchange. Should all the conversion rights be exercised, the convertible bonds would be converted into 2,724,359 registered shares of Logitech International S.A., representing 5.7% of the Company’s current share capital and voting rights as of March 31, 2004.

Logitech has not issued any other bonds.

Warrants.    Logitech has not issued warrants on its shares.

Employee Stock Options and Stock Purchase Plans.    Logitech believes equity compensation is an important part of attracting and retaining high-caliber employees and of aligning the interests of management and the directors of the Company with the interests of the shareholders. Accordingly, Logitech maintains stock purchase and stock option plans for its employees.

Under the 1996 Employee Share Purchase Plan, eligible employees may purchase registered shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically exercised at the end of each offering period.

Under the 1996 Stock Plan, the Company may grant to employees options to purchase registered shares or ADRs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 19,000,000 registered shares and/or ADRs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may be granted only at exercise prices of at least 100% of the fair market value of the registered shares or ADRs on the date of grant; restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. As of March 31, 2004, Logitech had made no grants of restricted shares, stock appreciation rights or stock units.

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

The Company also maintains one other option plan, for a small number of Asian executives, under which options were granted at exercise prices below the fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan.

As of March 31, 2004, there were a total of 7,164,098 registered shares subject to outstanding options granted under all plans. Each option entitles the holder to purchase one share of Logitech International S.A. (including shares represented by ADRs) at the strike price. Of these options, 3,291,734 were exercisable, with the balance subject to continued vesting over time. The exercise price of the currently outstanding options range from $2.35 to $64.55. Logitech shareholders do not have preferential rights to subscribe to employee options.

Refer to section 5.6 and note 9 to the Consolidated Financial Statements for more information on the Company’s outstanding stock options.

3.    The Board of Directors

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority of the Company, except for those matters reserved by law or by the Company’s Articles of Incorporation to its shareholders or for those that are delegated to the Executive Officers under the Organizational Regulations. The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairman decides.

The Company’s Articles of Incorporation set the minimum number of directors at three. The Company had eight Directors as of May 1, 2004. Two of the Company’s current directors, Mr. Croen and Mr. Pfluger, have terms that expire at the 2004 Annual General Meeting, and they are not being presented for re-election to the Board of Directors. There are two candidates, Ms. Ribar and Mr. Okamoto, being presented for election to the Board of Directors at the 2004 Annual General Meeting.

3.1    Members of the Board

Daniel Borel, Swiss national, Chairman of the Board and executive board member, is a founder of the Company. Mr. Borel assumes a leading role in mid- and long-term strategic planning, the selection of top-level management, and supports major transaction initiatives of Logitech. Mr. Borel has been the Chairman of the Board since May 1988. From July 1992 to February 1998, he also served as Chief Executive Officer. He has held various other executive positions with Logitech. Mr. Borel holds a MS degree in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

Guerrino De Luca, Italian national, joined the Company as President and Chief Executive Officer in February 1998, and became an executive member of the Board of Directors in June 1998. Mr. De Luca is responsible for the worldwide affairs and operations of Logitech. He manages both the strategic activities of the Company as well as the day-to-day operations. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a U.S. personal computer company, from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from February 1995 to February 1997. Prior to this, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a BS degree in Electronic Engineering from the University of Rome, Italy.

Frank Gill, U.S. national, has been a non-executive Director of the Company since June 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation, a U.S. semiconductor chip maker, from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995, and from 1990 through 1994, General Manager of Intel’s Systems Group. Mr. Gill holds a BS degree in Electrical Engineering from the University of California, Davis.

Kee-Lock Chua, Singaporean national, has been a non-executive Director of the Company since June 2000. Mr. Chua has served as a Managing Director of Walden International, a U.S. headquartered venture capital firm, since July 2003. From June 2001 to June 2003, Mr. Chua served as Deputy President of NatSteel Ltd., a Singaporean industrial products company active in Asia Pacific. From October 2000 until June 2001, Mr. Chua was the President and Chief Executive Officer of Intraco, a Singapore listed company focusing on trading and distribution. Prior to joining Intraco, Mr. Chua was the President of MediaRing.com from October 1998 to August 2000, a Singapore listed company providing voice-over-internet services. Prior to joining MediaRing.com, Mr. Chua was employed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, a Singapore incorporated venture capital firm, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and a MS degree from Stanford University.

Ronald Croen, U.S. national, has been a non-executive Director of the Company since June 2001. Mr. Croen, a co-founder of Nuance Communications Inc., a U.S. company active in speech recognition technology, served as the President of Nuance from July 1994 to April 2003, as its Chief Executive Officer from October 1995 to April 2003, as one of its Directors since October 1995, and as Chairman of the Board since July 2002. From 1993 to 1994, Mr. Croen served as a consultant to SRI International, a U.S. independent, non-profit research institute. From 1989 to 1993, Mr. Croen was an independent management consultant in Paris, France. Prior to this, Mr. Croen served in various positions at The Ultimate Corp., a U.S. computer systems vendor, including Managing Director of European Operations and Vice President and General Counsel. Mr. Croen holds a JD degree from the University of Pennsylvania Law School and a BA from Tufts University.

Peter Pfluger, Swiss national, has been a non-executive Director of the Company since June 2001. Since November 2002, he has served as a Chief Executive Officer of Tronic’s Microsystems, a French privately held company that develops and produces custom micro electro mechanical devices. From October 2002 to January 2004, he also served as Chief Executive Officer of BioControl Medical, a privately held biomedical device company based in Israel. From April 2000 to April 2002, Mr. Pfluger served as Chief Executive Officer and Head of the Group Executive Management of the Swiss Phonak Group, a Swiss hearing aid device company. He also has served as Chief Operating Officer of Phonak, since 1997. Before joining Phonak, Mr. Pfluger was Managing Director of Centre Suisse d’Electronique et de Microtechnique, a Swiss privately held research and development company. Before joining Centre Suisse, he was involved in various research activities, most notably with IBM Research Laboratory in San Jose, California. Mr. Pfluger has a Masters degree from the Swiss Federal Institute of Technology and a PhD in Natural Science from Basle University.

Michael J. Moone, U.S. national, has been a non-executive Director of the Company since June 2002. Since March 2002, Mr. Moone has served as the President, Chief Executive Officer and a member of the Board of Directors of Alloptic, Inc., a U.S. optical broadband technology provider. In addition, since February 2002, Mr. Moone has served as Vice Chairman of Pico Communications, a U.S. manufacturer of Bluetooth access points. From January 2001 until January 2002, Mr. Moone served as Chief Operating Officer of Harmonic, Inc., a U.S. fiber optics company. From January 2000 to January 2001, Mr. Moone was Group Vice President and General Manager of the Consumer Line of Business at Cisco Systems, Inc., a U.S. Internet infrastructure company. From March 1999, Mr. Moone served as President, Chief Executive Officer and a member of the Board of Directors of V-Bits Inc., a U.S. networking and communications company, until its acquisition by Cisco Systems in December 1999. From June 1996 until October 1998, Mr. Moone served as President, Chief Executive Officer and member of the Board of Director of Faroudja Laboratories, Inc., a U.S. video processing technology company. Prior to this time, Mr. Moone held various executive management positions at HealthRider, a U.S. fitness equipment company, Mercantec, a U.S. provider of products and services enabling Internet commerce, Atari, a U.S. based developer of interactive gaming, and Milton Bradley, a division of U.S. toy manufacturer, Hasbro. Mr. Moone holds a BA degree from Xavier University.

Gary F. Bengier, U.S. national, has been a non-executive Director of the Company since June 2002. In addition to serving on Logitech’s board, Mr. Bengier also serves on the Board of Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center. Previously, Mr. Bengier served as Senior Vice President, Strategic Planning and Development of eBay Inc., a U.S. based on-line marketplace, from January 2001 until November 2001, and prior to that, as eBay’s Vice President and Chief Financial Officer from November 1997 to January 2001. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of Vxtreme, Inc., a U.S. developer of Internet video streaming products. Prior to that time, Mr. Bengier was Corporate Controller at Compass Design Automation, a U.S. publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., a U.S. energy services company, Qume Corp., a U.S. computer peripheral company, and Bio-Rad Laboratories, a U.S. life sciences company. He also spent several years as a management consultant for Touche Ross & Co, a U.S. consulting firm. Mr. Bengier holds a BBA degree in Computer Science and Operations Research from Kent State University and an MBA from Harvard Business School.

Monika Ribar, Swiss national, is a Director-elect and is being presented to the shareholders for election to the Board at the Company’s Annual General Meeting on June 24, 2004. Since February 2000, Ms. Ribar has served as the Chief Information Officer and a member of the executive board of Panalpina Management Ltd., a Swiss freight forwarding and logistics services provider. From June 1995 to February 2000, she served as Panalpina’s Corporate Controller, and from 1991 to 1995 served in project management positions at Panalpina. Prior to joining Panalpina, she worked at Fides Group (today KPMG Switzerland), a professional service firm, serving as Head of Strategic Planning and was employed by the BASF Group, a German chemical products company. Ms. Ribar holds a Masters degree in Economics and Business Administration (lic. oec. HSG) from the University of St. Gallen, Switzerland.

Shin’ichi Okamoto, Japanese national, is a Director-elect and is being presented to the shareholders for election to the Board at the Company’s Annual General Meeting on June 24, 2004. Since September 2003, Mr. Okamoto has served as a research and development consultant. Prior to that, he served in executive and management positions with Sony Computer Entertainment, Inc., the interactive gaming division of Sony

Corporation, a Japanese consumer electronics company. During his time with Sony, Mr. Okamoto served as the Chief Technology Officer from April 2001 to August 2003, Senior Vice President of Research and Development from April 1999 to September 2002, Vice President of Software Development from October 1998 to April 1999, and Director of Development from December 1994 to October 1998. Mr. Okamoto holds Masters and Bachelors degrees in Chemistry from the Waseda University in Tokyo.

The six non-executive Directors and two Director-elects have never had management responsibility at Logitech or at any of its subsidiaries, and do not have any immediate family members who are employees at Logitech. Other than the positions mentioned above, none of the Directors or Director-elects of the Company has significant business connections with the issuer or one of the issuer’s subsidiaries.

3.2    Involvements Outside Logitech of the Members of the Board

Daniel Borel serves as a Director of Phonak Holding Ltd., a Swiss hearing aid device company. He also serves as a Director of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group. Mr. Borel also serves on the board of Fondation Defitech, a Swiss foundation which contributes to research and development projects aiming at assisting the disabled. He also serves as Chairman of the Board of SwissUp, a Swiss educational foundation promoting higher learning. On April 22, 2004, Mr. Borel was elected as a Director of Nestlé S.A., a leading worldwide consumer products company.

Frank Gill currently serves on the Boards of Tektronix, Inc., a U.S. test and measurement company, ITXC Corporation, a U.S. telecommunications company, and Pixelworks, Inc., a U.S. semiconductor company. Mr. Gill also serves on the board of St. Vincent’s Hospital Foundation, a U.S. non-profit organization and serves on the Boards of two privately held U.S. companies, Unicru, Inc. and Kryptic, Inc.

Kee-Lock Chua serves as a Director of Digiland International, Ltd., a Singapore based wholesale distributor of information technology products to resellers in the Asia Pacific region. He also serves on the Board of Teledata International, Ltd., a Singaporean communications network specialist and telecommunications systems integrator. Mr. Chua also serves on the Board of IGine Technology Pte., Ltd., a privately held Singaporean company and is a board member of Maris Stella High School, a leading high school in Singapore.

Ronald Croen currently serves on the Board of Nuance Communications Inc., a U.S. company active in speech recognition technology.

Peter Pfluger currently serves on the Board of Amazys Holding A.G., a Swiss company, providing color management solutions, including instrumentation, software and services. He is also active within the Commission for Technology and Innovation (CTI) of the Swiss Ministry of Public Economy, heading up its Nano and Microtechnology division. Mr. Pfluger also serves on the Boards of two privately held European companies, MICS Micro Chemical Systems and Tronics Microsytems.

Michael J. Moone currently serves on the Board of two privately held U.S. companies, Alloptic, Inc. and Pico Communications.

Gary F. Bengier currently serves on the Board of Trustees of the Santa Fe Institute, a U.S. private, non-profit, multidisciplinary research and education center.

Monika Ribar currently serves as a Director of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group.

Other than the current employment noted in section 3.1 and involvement noted above, no other Logitech Board member or Director-elect currently has supervisory, management, or advisory functions outside Logitech. None of the Company’s Directors or Director-elects holds any official functions or political posts.

3.3    Cross Involvement

Peter Pfluger served as an executive officer of the Phonak Hearing Systems Group from 1997 to April 2002. Daniel Borel, the Chairman of the Company’s Board of Directors, is a member of the Board of Directors of Phonak Holding Ltd., the parent company of the Phonak Hearing Systems Group. Also, both Mr. Borel and Ms. Ribar are members of the Board of Directors of Julius Baer Holding Ltd. and Bank Julius Baer & Co. Ltd., the Swiss parent company and the Swiss banking subsidiary of the Julius Baer banking group.

3.4    Elections and Terms of Office

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating Committee. Refer to section 3.5 for more information on the Company’s Nominating Committee. If the agenda of a General Meeting of Shareholders includes an item calling for the election of directors, any shareholder may propose a candidate for election to the Board at the meeting. Also, one or more shareholders who together represent shares having an aggregate par value of one million Swiss francs may demand that the election of directors be placed on the agenda of a meeting and propose candidates. Such requests must be made in writing and be received by the Board of Directors at least 60 days prior to the date of the meeting. Refer to section 6.4 for more information on Shareholders’ right to place items on the agenda of a General Meeting of Shareholders.

Each Director is elected for a term of 3 years and is eligible for re-election until their seventieth birthday. Directors may not seek re-election after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next Annual General Meeting of Shareholders after the Director reaches 70 years of age. A Director’s term of office as Chairman coincides with their term of office as a Director. A Director may be indefinitely re-elected as Chairman, subject to the age limit mentioned above.

Although the Company’s Articles of Incorporation and Organizational Regulations do not explicitly require this, the terms of office of the Directors are staggered. Consequently, all Directors will not run for re-election at a single Annual General Meeting.

The year of appointment, remaining term of office and age as of March 31, 2004 for each Director are as follows:

Name	Age	Year First Appointed	Year Current Term Expires
Daniel Borel (1)	54	1988	Annual General Meeting 2004
Guerrino De Luca (1)	51	1998	Annual General Meeting 2004
Frank Gill (2)	60	1999	Annual General Meeting 2005
Kee-Lock Chua (2)	42	2000	Annual General Meeting 2006
Ron Croen (2)(3)	49	2001	Annual General Meeting 2004
Peter Pfluger (2)(3)	50	2001	Annual General Meeting 2004
Michael Moone (2)	57	2002	Annual General Meeting 2005
Gary Bengier (2)	49	2002	Annual General Meeting 2005
Monika Ribar	44	(4)
Shin’ichi Okamoto	45	(4)

(1)	Executive member of the Board of Directors.
(2)	Non-executive member of the Board of Directors.
(3)	Mr. Croen and Mr. Pfluger’s terms expire at the 2004 Annual General Meeting and they are not being presented for re-election to the Board of Directors.
(4)	Ms. Ribar and Mr. Okamoto are being presented for election to the Board of Directors at the 2004 Annual General Meeting.

3.5     The Functioning of the Board of Directors

Allocation of Powers and Responsibilities within the Board of Directors.    At the first meeting following the Annual General Meeting of Shareholders, the Board of Directors appoints a Chairman and a Secretary. It is not mandatory that the Secretary be a member of the Board of Directors or a shareholder. As of March 31, 2004, the Chairman was Mr. Daniel Borel and the Secretary was Ms. Catherine Valentine, Vice President, Legal and General Counsel. Logitech’s Board of Directors is responsible for supervising the management of the business and affairs of the Company.

The Board of Directors has determined that each of Mr. Bengier, Mr. Chua, Mr. Croen, Mr. Gill, Mr. Moone and Mr. Pfluger are independent Directors under the listing standards of the Nasdaq National Market. Also, in April 2004, the Board created the position of Lead Independent Director, and appointed Frank Gill as its first Lead Independent Director. The responsibilities of the Lead Independent Director include chairing meetings of the non-executive Directors and serving as the presiding Director in performing such other functions as the Board may direct.

The Chairman sets the agenda for Board meetings. Any member of the Board of Directors may request that a meeting of the Board be convened. The Directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda. The Chairman and Chief Executive Officer recommend Executive Officers who, at the invitation of the Board, attend Board meetings to report on areas of the business within their responsibility, thereby ensuring that the Board has sufficient information to make appropriate decisions.

In case of emergency, the Chairman of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairman of the Board in this way are subject to ratification by the Board of Directors at its next meeting or by way of written consent.

The Chief Executive Officer, Mr. Guerrino De Luca, manages the day-to-day operations of Logitech, with the support of the Executive Officers. Refer to section 3.6 for a description of the powers and responsibilities of the Executive Officers. The CEO has, in particular, the following powers and duties:

•	defining and implementing short and medium term strategies;

•	preparing the budget, which must be approved by the Board of Directors;

•	reviewing and certifying the Company’s annual report;

•	appointing, dismissing and promoting any employees of Logitech other than Executive Officers and the head of the internal audit function;

•	taking immediate measures to protect the interests of the Company where a breach of duty is suspected from Executive Officers until the Board has decided on the matter;

•	carrying out Board resolutions;

•	reporting regularly to the Chairman of the Board of Directors on the activities of the business;

•	preparing supporting documents for resolutions that are to be passed by the Board of Directors; and

•	deciding on issues brought to his attention by Executive Officers.

Between March 31, 2003 and March 31, 2004, the Board met 4 times. Also, the Board of Directors has adopted a policy of regularly scheduled executive sessions where non-management Directors meet without management present. During fiscal year 2004 executive sessions of the independent Directors were held 4 times.

Board Committees

The Board has standing Audit, Compensation, Board Compensation and Nominating Committees to assist the Board in carrying out its duties. Each Committee has a written charter approved by the Board. Their chairs determine the meeting agendas. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

In fiscal year 2004, the Audit Committee met 5 times, the Compensation Committee met 2 times, the Board Compensation Committee met 2 times and the Nominating Committee met 2 times. Attendance information at these meetings is as follows:

Name	Board of Directors	Audit Committee	Compensation Committee	Board Compensation Committee	Nominating Committee
Daniel Borel	4	n/a	n/a	2	2
Guerrino De Luca	4	n/a	n/a	2	n/a
Frank Gill	3	5	2	n/a	2
Kee-Lock Chua	4	5	n/a	n/a	n/a
Ron Croen	4	n/a	2	n/a	n/a
Peter Pfluger	4	5	n/a	n/a	n/a
Michael Moone	4	n/a	2	n/a	n/a
Gary Bengier	4	5	n/a	n/a	2

Audit Committee

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•	reviews the adequacy of the Company’s internal controls;

•	reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews and approves all non-audit work to be performed by the independent auditors;

•	reviews the scope of Logitech’s internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

•	reviews, before release, the quarterly results and interim financial data; and

•	reviews, before release, the audited financial statements and “Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval.

In fiscal 2004, the Audit Committee was composed of Frank Gill, Chairman, Gary Bengier, Kee-Lock Chua, and Peter Pfluger. The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq National Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Frank Gill and Gary Bengier are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

Compensation Committee

The Compensation Committee reviews and recommends to the Board for approval the compensation of Executive Officers. Within the guidelines established by the Board and the limits set out in the 1996 Stock Plan, the Compensation Committee also has the authority to grant options to employees other than the Chief Executive Officer without further Board approval.

In fiscal 2004, the Compensation Committee consisted of Ronald Croen, Chairman, Frank Gill and Michael Moone who each meet the independence requirements of the Nasdaq National Market listing standards. In addition to its regular meetings, each month the Committee considers for approval option grants to the Company’s employees by written consent.

Board Compensation Committee

The Board Compensation Committee establishes the compensation of the non-executive Directors. This committee consists of Daniel Borel, Chairman of the Board, and Guerrino De Luca, Logitech’s President and Chief Executive Officer.

Nominating Committee

The Nominating Committee is composed of at least 3 members with the Chairman of the Board chairing this committee. Among its duties, the Nominating Committee:

•	evaluates the composition of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;

•	determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential Directors with these attributes;

•	evaluates and makes recommendations of nominees for election to the Board of Directors; and

•	evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committee chairs.

This Committee consists of Daniel Borel, Chairman of the Board, Gary Bengier, and Frank Gill. Upon the Committee’s recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board.

3.6    Allocation of Powers and Responsibilities between the Board of Directors and Senior Management

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the Executive Officers, except where the law or the Company’s Articles of Incorporation or Organizational Regulations provide differently.

The Board of Directors has the responsibility for the supervision of the management of the Company. In particular, the Board of Directors has the following non-transferable powers and duties:

•	ultimately overseeing the Chief Executive Officer and other Executive Officers and issuing the necessary guidelines; setting strategic directions, the allocation of resources and Company policy;

•	defining the organizational structure;

•	overseeing the Company’s financial accounting, controls, planning and reporting;

•	appointing and dismissing the Chief Executive Officer and other Executive Officers and assigning their signatory powers;

•	appointing and dismissing the head of the internal audit function;

•	reviewing the performance of the Chief Executive Officer and other Executive Officers and ensuring that the Company remains in compliance with applicable laws, the Articles of Incorporation, the Organizational Regulations and the guidance from the Board of Directors;

•	overseeing the preparation of the annual report, preparing the General Meeting of Shareholders and carrying out shareholders’ resolutions;

•	informing the appropriate authorities in the event of insolvency of the Company; and

•	making resolutions regarding the payment of non fully paid-in shares.

The Board of Directors also has the following responsibilities:

•	the signatory power of its members;

•	the approval of the budget submitted by the Chief Executive Officer;

•	the approval of any type of investment or acquisition not included in the approved budgets; and

•	the approval of any expenditure of more than US$10 million not specifically identified in the approved budgets.

Refer to section 3.5 above for an outline of the powers and responsibilities of Logitech’s Chief Executive Officer.

3.7    Supervision and Control Instruments

The Board of Directors monitors the responsibility of the Executive Officers using the following methods:

•	Internal Audit, reporting to the Audit Committee; and

•	Executive Officers, at the invitation of the Board, attend Board meetings to report on areas of the business within their responsibility, including risk management and the Management Information System (MIS), as well as other business matters.

4. Senior Management

4.1    Members of the Senior Management

The members of the senior management (“Executive Officers”) of Logitech as of March 31, 2004 were as follows:

Name	Age	Nationality	Position
Daniel Borel	54	Swiss	Chairman of the Board

Guerrino De Luca	51	Italian	President and Chief Executive Officer, Director

Erh-Hsun Chang	54	Taiwanese	Sr. Vice President, Worldwide Operations and General Manager, Far East

Wolfgang Hausen	61	U.S.	President and Chief Executive Officer, 3Dconnexion

David Henry	47	U.S.	Sr. Vice President, Control Devices

Junien Labrousse	46	French	Sr. Vice President, Video

Kristen Onken	54	U.S.	Sr. Vice President, Finance, and Chief Financial Officer

Marcel Stolk	36	Dutch	Sr. Vice President, Worldwide Sales and Marketing

Robert Wick	41	U.S.	Sr. Vice President, Audio and Interactive Entertainment

Daniel Borel. Refer to section 3.1 above.

Guerrino De Luca. Refer to section 3.1 above.

Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with Logitech. From January 1994 to December 1995, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., a Taiwanese electronics company, and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick, a global professional services firm. Mr. Chang holds a B.S. degree in Civil Engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in Industrial Engineering from Texas A&M University.

Wolfgang Hausen assumed the role of President and Chief Executive Officer of 3Dconnexion in June 2001. Before that, Mr. Hausen had been Senior Vice President and General Manager, Control Devices Business Unit of Logitech since 1997. Prior to that time, Mr. Hausen served as President and Chief Executive Officer of Cardinal Technologies, Inc., a U.S. PC multimedia and modem company from May 1994. From March 1989 to December 1993, Mr. Hausen was Vice President and General Manager of Quantum Corporation, a U.S. global supplier of storage products. Mr. Hausen holds an MSEE from the Technical University of Darmstadt, Germany and an MBA from Santa Clara University.

David Henry joined Logitech as Senior Vice President, Control Devices Business Unit of the Company in August 2001. Prior to that time, Mr. Henry served as Vice President of Product Management and Business Development of Xigo Inc., a U.S. on-line intelligence software company, from January 2000. From October 1997 to January 2000, Mr. Henry was Vice President and General Manager of Magnetic Products with Iomega, a U.S. portable storage company. Mr. Henry holds a BSME from Union College of Schenectady, New York.

Junien Labrousse joined Logitech as Vice President, Video Division in 1997. He was named Senior Vice President, Video Unit in April 2001. Prior to joining Logitech, he was Vice President of Engineering from 1995 to 1997 at Winnov LP, a U.S. company engaged in the development and marketing of multimedia products. For more than 10 years he held several engineering and management positions at Royal Philips Electronics NV, a global electronics company, in research and in the semiconductor business division. Mr. Labrousse holds a MSEE degree from the Ecole Superieure d’Ingenieurs de Marseille, France and an MBA from Santa Clara University.

Kristen Onken joined Logitech as Senior Vice President, Finance, and Chief Financial Officer in February 1999. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation, a U.S. subsidiary of the Japanese personal computer manufacturer. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems, Inc., a U.S. provider of computer hardware, software and services, first as Controller of the Southwest Area, then from 1992 to 1996 she served as Director of Finance, Sun Professional Services. Ms. Onken holds a BS degree from Southern Illinois University and an MBA in Finance from the University of Chicago.

Marcel Stolk assumed the responsibility of Senior Vice President, Worldwide Sales and Marketing in March 2001. Mr. Stolk has been with Logitech for more than 10 years and has held a number of positions within the sales and marketing functions, most recently as Vice President, Retail Sales and Marketing, Europe. From January 1997 to April 1997, Mr. Stolk was Director of Marketing, Europe. Before that, he served as Director of the Northern European Region. Before joining Logitech, Mr. Stolk held various sales and marketing positions at Aashima Technology, a provider of PC components and accessories, in Holland. Mr. Stolk studied at Utrecht University in the Netherlands and has participated in university-level executive courses, including an executive training course at Stanford University. He also has participated in general management courses through Krauthhammer International. Mr. Stolk does not have a degree.

Robert Wick joined Logitech with the acquisition of Labtec Inc. as Vice President of the Audio Business Unit in March 2001. He was named Senior Vice President in April 2001, and in October 2002, he was named Senior Vice President of the Audio and Interactive Entertainment Business Units. Prior to joining Logitech, Mr. Wick had been President of Labtec, Inc., a provider of PC speakers, headsets and microphones based in Vancouver, Washington, since December 1998, and served as CEO since August 1999. Prior to joining Labtec, Mr. Wick spent 8 years at Weiser Lock, a division of Masco Corporation, a U.S. manufacturer of home improvement and building products, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a BS degree in Accounting from the University of Arizona.

4.2    Involvements Outside Logitech of the Executive Officers

Daniel Borel. Refer to section 3.2 above.

David Henry serves as a Director of Anoto Group, AB, a publicly traded Swedish high technology company from which Logitech licenses its digital pen technology. He joined the Anoto Board in July 2003.

Junien Labrousse serves as a Director of A4Vision, Inc. a privately held U.S. high technology company from which Logitech licenses its face tracking software. He joined the A4Vision Board in April 2000.

No other Logitech Executive Officer currently has supervisory, management, or advisory functions outside Logitech. None of the Company’s Executive Officers hold any official functions or political posts.

4.3    Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5. Compensation, Shareholdings and Loans

5.1    Logitech’s General Compensation Policy

Logitech has designed its compensation programs to attract, develop, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. Logitech’s compensation package is composed of a base salary that is competitive to comparable companies in the industry and region, quarterly and annual cash incentive awards that are based on company performance, and long-term incentive awards that are comprised of stock options.

The compensation of the non-executive Directors is established by the Board Compensation Committee (refer to section 3.5 above). Under the Company’s current policy, each non-executive Director receives options to purchase 20,000 of the Company’s registered shares upon their election to the Board and options for 10,000 shares upon their re-election to the Board. These options are granted at the fair market value at the date of grant and become exercisable over 3 years in equal annual increments. In addition, non-executive Directors are paid an annual retainer of $25,000, or CHF 35,000 and receive $2,000, or CHF 2,500 for each board or committee meeting attended. All Directors are reimbursed for expenses in connection with attendance at Board and Committee meetings.

Executive Directors do not receive any compensation for their service on the Board of Directors.

The Board of Directors, upon recommendation of the Compensation Committee, establishes the compensation of the Executive Officers. The Chief Executive Officer is not present at any deliberations or upon the vote of the Board to approve his compensation.

5.2    Compensation of Directors and Executive Officers

The following table sets forth the compensation Logitech paid to non-executive Directors and Executive Officers in all capacities for the fiscal year ended March 31, 2004 (in thousands except share and per share amounts):

	Compensation		Options Granted (1)	Exercise Price	Expiration Year	Share Option Value (2)	Other (3)
Name of Group	Salary	Bonus
All non-executive Directors as a group (6 individuals) (4)	$195	$—	10,000	$38.56	2014	$169	$—
All Executive Officers as a group (9 individuals)	$2,542	$1,613	215,000	$31.04 to $32.08	2014	$3,255	$66

(1)	Total options granted to non-executive Directors and Executive Officers represent 18% of the options granted by Logitech in fiscal year 2004. The remainder of the options was granted to 498 of Logitech’s other employees.
(2)	The options granted provide the right to purchase one share per option. For Executive Officers, the options vest ratably over a 4 1/2-year period from the date of grant. For non-executive Directors, the options vest ratably over a 3-year period from the date of grant. These share options have an estimated value of $16.90 per share (approximately CHF 22.79 per share) for non-executive Directors and $15.14 per share (approximately CHF 21.86 per share) for all Executive Officers, based on the Black-Scholes option-pricing model. These numbers are not necessarily indicative of the Company’s future stock performance. If the price of Logitech’s shares does not increase above the exercise price, no value will be realizable from these options.
(3)	Amounts shown represent matching contributions under Logitech’s 401(k) plan and Logitech’s contributions under its pension plans.
(4)	The terms of two non-executive Directors will expire as of the date of the Annual General Meeting in June 2004. They will not receive any special compensation upon the end of their term. In fiscal year 2004, Logitech did not terminate the employment of any of its Executive Officers.

For further information regarding Mr. De Luca’s compensation, refer to section 5.6 “Option Ownership of Directors and Executive Officers.”

No additional fees or compensation have been paid during fiscal year 2004 to any Directors or Executive Officers other than as noted above.

Logitech has entered into indemnification agreements with its Directors and Officers. These agreements indemnify Directors and Officers to the extent permitted by law against expenses and liabilities incurred in legal proceedings that may arise by reason of their status or service as Directors or Officers. Logitech believes that these agreements are necessary to attract and retain qualified Directors and Officers. At present, there is no pending litigation or proceeding involving any Director or Officer of Logitech as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Logitech currently maintains Director and Officer liability insurance to insure its Directors and Officers against certain liabilities arising from their status or service as Directors or Officers.

5.3    Compensation to Former Directors and Executive Officers

During fiscal year 2004, Logitech did not grant, directly or indirectly, compensation such as fees, salaries, credits, bonuses or benefits in kind to former non-executive Directors or Executive Officers.

5.4    Grant of Shares to Directors and Executive Officers

During fiscal year 2004, Logitech did not grant shares of the Company to any of its non-executive Directors or Executive Officers.

5.5    Share Ownership of Directors and Executive Officers

The following table presents information as of March 31, 2004 regarding the ownership of Logitech International S.A.’s shares (including shares represented by ADRs), by non-executive Directors and Executive Officers:

Name	Number of Shares	% of Voting Rights(1)
All non-executive Directors as a group (6 individuals)	9,300	0.02%
All Executive Officers as a group (9 individuals) (2)	3,162,496	6.60%

(1)	In accordance with Article 19 paragraph 2 of SESTO-FBC, the shareholding percentage is calculated based on the aggregate number of voting rights entered into the Swiss commercial register, which was 47,901,655 as of March 31, 2004.
(2)	Includes 40,000 registered shares owned by Mrs. Sylviane Borel (Mr. Borel’s wife). Also, includes 2,070 shares owned by or custodian for Mr. De Luca’s daughters.

5.6    Option Ownership of Directors and Executive Officers

The following tables present information as of March 31, 2004 regarding the option ownership for shares (including shares represented by ADRs) of Logitech International S.A. by Logitech’s non-executive Directors and Executive Officers. Refer to section 2.7 for a description of Logitech’s employee equity compensation plans.

Options held by non-executive Directors (in thousands except share and per share amounts):

Grant Year	Options Held	Vested Options	Exercise Price	Expiration Year	Option Value(1)
2000	20,000	20,000	$7.19	2009	$50
2001	40,000	40,000	$34.94	2010	524
2002	40,000	26,668	$32.18	2011	530
2003	50,000	16,668	$45.41	2012	1,022
2004	10,000	—	$38.56	2013	169

	160,000	103,336			$2,295

Options held by Executive Officers (in thousands except share and per share amounts):

Grant Year	Options Held(2)	Vested Options	Exercise Price	Expiration Year	Option Value(1)
1999	303,150	303,150	$4.85	2008	$259
2000	448,740	448,740	$6.37 – $ 8.72	2009	1,200
2001	411,000	289,125	$22.54 – $31.04	2010	4,432
2002	583,387	163,387	$20.86 – $30.00	2011	6,470
2003	365,000	—	$27.09	2012	5,118
2004	215,000	—	$31.04	2013	3,255

	2,326,277	1,204,402			$20,734

(1)	Based on the Black-Scholes option-pricing model. These numbers are not necessarily indicative of Logitech’s future stock performance. If the price of Logitech’s shares does not increase above the exercise price, no value will be realizable from these options.
(2)	Includes 1,193,140 options owned by Mr. De Luca.

5.7    Additional Fees and Remunerations

During fiscal year 2004, Logitech did not pay any fees or remunerations other than those mentioned above to its non-executive Directors and Executive Officers.

5.8    Loans or Credit Facilities

In accordance with the United States Sarbanes-Oxley Act of 2002, Logitech does not extend loans or credit facilities to non-executive Directors and Executive Officers. Logitech has no such loans or credit facilities.

5.9    Highest Total Compensation

In fiscal year 2004, Guerrino De Luca, Logitech’s President and CEO, was the Director that received the highest total compensation from the Company. Mr. De Luca received $1,026,096 as salary, bonus and other benefits including 401(k) matching contributions for his services rendered as President and CEO. While no options were granted to Mr. De Luca during fiscal year 2004, he received 100,000 options in April 2004 in recognition of his service and the Company’s performance during fiscal year 2004. These options were granted at an exercise price of $47.67 per share, which was the fair market value of the Company’s registered shares on the date of grant. Based on the Black-Scholes option-pricing model, these options have an estimated value of $2.1 million or $21.17 per share. Mr. De Luca did not receive any compensation for his service rendered as a Director.

6.    Shareholders’ Participation Rights

6.1    Exercise and Limitations to Shareholders’ Voting Rights

Each share confers the right to one vote at the General Meeting of Shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise its voting rights at the General Meeting of Shareholders, a shareholder must have registered its shares by the day the Meeting is convened. Refer to section 2.6 for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of the form prepared by the Company may be required.

6.2     Shareholders’ Resolutions for which a Particular Majority is Required

In general, the resolutions of the General Meeting of Shareholders are passed with a simple majority of the votes cast. However, the following resolutions may only be passed with a majority of two thirds of the votes represented.

•	change in the Company’s corporate purpose;

•	creation of shares with privileged voting rights;

•	restriction of the transferability of the shares;

•	creation of authorized or conditional capital;

•	capital increase to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;

•	grant of special benefits;

•	suppression or limitation of the shareholders’ preferential subscription right;

•	change of the registered office of the Company; and

•	dissolution without liquidation of the Company (merger).

6.3    Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a General Meeting of Shareholders. The convocation is made in writing and is sent to each shareholder at the address recorded in the share register at least 20 days prior to the meeting.

The Company’s share registry closes upon convocation of the meeting. Thus, only those shareholders who are registered in the share register on the day the meeting is convened have the right to vote at the meeting.

One or more shareholders who represent together at least 10% of the share capital of the Company may demand the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption as a foreign private issuer from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33 1/3% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its shareholders and publishes the notice of the meeting in the Swiss financial press. Also, to encourage attendance, Logitech holds its Annual General Meeting in Lausanne, close to its operations in Switzerland, and typically at the same venue.

6.4    Shareholders’ Right to Place Items on the Agenda of a Meeting

One or more shareholders who together represent shares having an aggregate par value of one million Swiss francs (approximately 2.1% of the Company’s share capital) may demand that an item be placed on the agenda of a meeting. A request to place an item on the General Meeting agenda must be requested in writing, describe the proposal and be received by the Board of Directors at least 60 days prior to the date of the General Meeting. Such requests should be addressed to: Secretary to the Board of Directors, Logitech International S.A., CH 1143 Apples, Switzerland, or c/o Logitech Inc., 6505 Kaiser Drive, Fremont, CA 94555, USA.

The Deposit Agreement under which Logitech ADRs are issued has the effect of giving holders of Logitech ADRs essentially the same voting interest in Logitech as if they were a holder of Logitech registered shares, rather than Logitech ADRs. However, because The Bank of New York actually owns the Logitech registered shares underlying the Logitech ADRs, ADR holders must rely on The Bank of New York to exercise the rights of a shareholder.

6.5    Registration in the Company’s Share Register

Registration into the Company’s share register occurs upon request and is not subject to any condition. Refer to section 2.6 for more information on the registration process.

7.    Mandatory Offer and Change of Control Provisions

7.1    Mandatory Offer

Swiss law requires that any shareholder who acquires more than 33 1/3% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.’s Articles of

Incorporation do not remove this requirement. The Articles do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company’s voting rights will be required to make an offer for all outstanding shares of the Company.

7.2    Change of Control Provisions

Logitech’s Executive Officers generally have Change of Control Severance Agreements with Logitech. Under the terms of these agreements, if the Executive Officer’s employment is involuntarily terminated or they are demoted within 12 months (18 months for one individual) after a change in control of Logitech, the executive would receive his or her base salary, annual and quarterly bonuses, and payment of health benefits for up to a year following the termination, as well as 100% vesting of all unvested stock options. In the case of a demotion, the Executive Officer would be required to remain employed for a period of time (generally 12 months) in order to receive these benefits.

There are no agreements providing for payment of any consideration to any non-executive Director upon termination of his services with the Company.

8. Auditors

8.1    Duration of Mandate and Term of Office of the Lead Auditor

Under the Company’s Articles of Incorporation, the shareholders appoint the Company’s independent auditors each year at the Annual General Meeting. Re-appointment is permitted.

The Company’s Independent Auditors are currently PricewaterhouseCoopers S.A., or PwC, Lausanne branch, 45, Avenue C.F. Ramuz, P.O. Box 1172, CH-1001, Lausanne, Switzerland. PwC assumed its first audit mandate for Logitech in 1988. They were reappointed as the Company’s statutory and group auditors in June 2003. Since fiscal year 2000, the responsible principal audit partner has been Michael Foley.

8.2/3 Audit Fees

In addition to the audit services PwC provides with respect to Logitech’s annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to Logitech in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company.

During fiscal year 2004, PwC performed the following non-audit services that were approved by the Audit Committee: tax planning and compliance advice, advising on potential acquisitions and other transactions, reviewing the application of generally accepted accounting principles, consultations regarding implementation of various provisions of the Sarbanes-Oxley Act and expatriate tax services.

The following table presents the aggregate fees for professional audit services and other services rendered by PwC to Logitech in fiscal years 2004 and 2003 (in thousands):

	2004	2003
Audit fees (1)	$730	$616
Audit-related fees (2)	194	42
Tax fees (3)	291	452
All other fees (4)	46	17

Total	$1,261	$1,127

(1)	Audit fees represent those fees incurred for the indicated fiscal year, regardless of when they were paid. Audit fees include group and statutory audit fees as well as the reviews of Logitech’s quarterly reports on Form 6-K.
(2)	Audit-related fees represent services provided in implementing the various provisions of the Sarbanes-Oxley Act and consultation on various accounting issues and potential acquisitions.
(3)	Tax fees represent those fees incurred for tax compliance, assistance with tax audits, tax advice and tax planning.
(4)	All other fees represent services provided to Logitech for expatriate and other consulting services.

8.4    Supervisory and Control Instruments

The Company’s Audit Committee pre-approves all audit and non-audit services provided by its independent auditors. This pre-approval must occur before the auditor is engaged. Audit services can be approved no more than 6 months in advance of the services being performed. Services that last longer than a year must be re-approved by the Audit Committee.

Logitech’s Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by the auditors with a set dollar limit per the type of service. The Chief Financial Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by the auditors.

9. Information Policy

The Company reports its financial results quarterly with an earnings press release. In addition, the Company informs its shareholders by means of an annual report, and informs the public by the means of press releases upon occurrence of significant events within Logitech.

The Company has reporting requirements under Swiss law and the regulations of the SWX Swiss Exchange, and to the United States Securities and Exchange Commission (“SEC”). The reports submitted to the SEC may be downloaded from http://www.sec.gov.

Copies of the quarterly and annual SEC filings as well as press releases are available for download from the Logitech Web site at www.logitech.com. For no charge, a copy of the Company’s filings can be requested via the following address or phone number:

Logitech

Investor Relations

Corporate Headquarters

6505 Kaiser Drive

Fremont, CA 94555 USA

Main +1-510-795-8500

LOGITECH INTERNATIONAL S.A.

Consolidated Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital
EUROPE
3Dconnexion Polska Sp Z.o.o	Poland	100	PLZ	50,000
3Dconnexion France EURL	France	100	EUR	25,000
3Dconnexion GmbH	Federal Republic of Germany	100	EUR	27,727
3Dconnexion Holding S.A.	Switzerland	100	CHF	100,000
Labtec Europe S.A.	Switzerland	100	CHF	150,000
Logi (U.K.) Ltd.	United Kingdom	100	EUR	20,000
Logitech (Jersey) Ltd.	Jersey, Channel Islands	100	USD	188
Logitech 3D Holding GmbH	Federal Republic of Germany	100	USD	28,039
Logitech Espana BCN SL	Spain	100	EUR	50,000
Logitech Europe S.A.	Switzerland	100	CHF	100,000
Logitech France SARL	Republic of France	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	100	EUR	3
Logitech Italia SRL	Republic of Italy	100	EUR	20,000
Logitech Nordic AB	Sweden	100	SEK	100,000
Logitech Northern Europe B.V.	Kingdom of the Netherlands	100	EUR	18,151
Logitech S.A.	Switzerland	100	CHF	200,000

AMERICAS
3Dconnexion, Inc.	Delaware, USA	100	USD	70,708
Labtec Inc.	Massachusetts, USA	100	USD	44,864
Logitech Australia Computer Peripherals Pty, Ltd.	Commonwealth of Australia	100	AUD	12
Logitech Canada, Inc.	Canada	100	CAD	100
Logitech, Inc.	California, USA	100	USD	11,522,396

ASIA-PACIFIC
LogiCool Co. Ltd.	Japan	100	JPY	155,000,000
Logitech Far East, Ltd.	Taiwan, Republic of China	100	TWD	480,000,000
Logitech Hong Kong, Ltd.	Hong Kong	100	USD	1,282
Logitech Korea, Ltd.	Korea	100	KRW	150,144,225
Logitech Singapore Pte., Ltd.	Republic of Singapore	100	SGD	500
Logitech Trading (Shanghai) Co. Ltd.	People’s Republic of China	100	CNY	1,655,440
Natural Computing, Inc.	Mauritius	100	USD	1
Suzhou Logitech Computing Equipment Co. Ltd.	People’s Republic of China	100	USD	7,500,000
Suzhou Logitech Electronic Co. Ltd.	People’s Republic of China	100	USD	5,000,000

*	Due to local legal requirements, there are holders of nominal shares apart from Logitech.